UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 26, 2022

YUMANITY THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37695	20-8436652
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 Guest Street, Suite 4410 Boston, MA	02135
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 409-5300

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.001 per share	YMTX	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

As previously disclosed, on June 5, 2022, Yumanity Therapeutics, Inc., a Delaware corporation (“Yumanity”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Janssen Pharmaceutica NV (“Janssen”). Concurrently with the execution of the Asset Purchase Agreement, on June 5, 2022, Yumanity entered into an Agreement and Plan of Merger with Kineta, Inc., a Washington corporation (“Kineta”), and Yacht Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of Yumanity.

Kineta has updated its corporate presentation (the “Corporate Presentation”), which it intends to use at various meetings with investors, investment banks and investment bank analysts. The Corporate Presentation is attached hereto as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished, shall not be deemed “filed” for any purpose, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

Important Information and Where to Find It

This communication may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, on August 29, 2022, Yumanity filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Initial Registration Statement”), as amended by Amendment No. 1 to the Initial Registration Statement filed with the SEC on October 3, 2022 and as amended by Amendment No. 2 to the Initial Registration Statement filed with the SEC on October 24, 2022 (together with the Initial Registration Statement, the “Registration Statement”), which contains a preliminary proxy statement and prospectus. The Registration Statement has not yet become effective. Yumanity will mail the definitive proxy statement/prospectus to the Yumanity securityholders, and the securities may not be sold or exchanged until the Registration Statement becomes effective. Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they will contain important information about Yumanity, Kineta and the proposed transactions. This communication is not a substitute for the Registration Statement, definitive proxy statement/prospectus or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions.

Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or by directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions. Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement and will be set forth in the definitive proxy statement/prospectus and any other relevant documents to be filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K and the exhibit furnished herewith contain forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words and phrases such as “aims,” “anticipates,” “believes,” “could,” “designed to,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words and phrases or similar expressions that are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed merger between Yumanity and Kineta and the proposed asset sale to Janssen, including whether and when the transactions will be consummated; statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta and Janssen to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Yumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Yumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount of the dividend distributed to Yumanity stockholders in connection with the asset sale, if any, may be lower than currently anticipated; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Yumanity’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus described under “Important Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Corporate Presentation, dated October 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 26, 2022	Yumanity Therapeutics, Inc.

	By:	/s/ Richard Peters
	Name:	Richard Peters
	Title:	President & Chief Executive Officer

Exhibit 99.1 October 2022 Developing next-generation immunotherapies that address cancer immune resistance

Disclaimers and other information This presentation contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words and phrases such as“aims,”“anticipates,”“believes,”“could,”“designedto,”“estimates,”“expects,”“forecasts,”“goal,”“intends,”“may,”“plans,”“possible,”“potential,”“seeks,”“will,” and variations of these words and phrases or similar expressions that are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed merger between Yumanity Therapeutics, Inc.(“Yumanity”) and Kineta, Inc.(“Kineta”) and the proposed asset sale to Janssen Pharmaceutica NV(“Janssen”), including whether and when the transactions will be consummated; statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combinedcompany’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta and Janssen to consummate the proposed merger or asset sale, as applicable; (iii) risks related toYumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price ofYumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount of the dividend distributed to Yumanity stockholders in connection with the asset sale, if any, may be lower than currently anticipated; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the U.S. Securities and Exchange Commission (the“SEC”), including the factors described in the section titled“RiskFactors” in Yumanity’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus described under“Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Kineta expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. 2

Disclaimers and other information Additional Information and Where to Find It This presentation may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, on August 29, 2022, Yumanity filed with the SEC a registration statement on Form S-4 (the“Initial RegistrationStatement”) as amended by Amendment No. 1 to the Initial Registration Statement filed with the SEC on October 3, 2022 and Amendment No. 2 to the Initial Registration Statement filed with the SEC on October 24, 2022 (together with the Initial Registration Statement, the“RegistrationStatement”), which contains a preliminary proxy statement and prospectus. The Registration Statement has not yet become effective. Yumanity will mail the definitive proxy statement/prospectus to the Yumanity securityholders, and the securities may not be sold or exchanged until the Registration Statement becomes effective. Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they will contain important information about Yumanity, Kineta and the proposed transactions. This presentation is not a substitute for the Registration Statement, definitive proxy statement/prospectus or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, onYumanity’s website at www.yumanity.com, on theSEC’s website at www.sec.gov or by directing a request toYumanity’s Investor Relations at (212) 213-0006 ext. 331. This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions. Information about the executive officers and directors of Yumanity is set forth inYumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement and will be set forth in the definitive proxy statement/prospectus and any other relevant documents to be filed with the SEC. You may obtain free copies of these documents as described above. 3

Kineta is developing next-generation immunotherapies that address cancer immune resistance KVA12123: Potentially differentiated VISTA blocking immunotherapy expected to enter the clinic in 4Q 2022 Immuno- Monoclonal antibody (mAb) programs targeting CD27 and CD24 oncology Pipeline Large market opportunity in solid tumors KA listing on Nasdaq expected in 4Q 2022 following planned reverse merger close with Yumanity Therapeutics Strong Anticipated $10M in Yumanity + $30M PIPE financing committed from existing investors financial position Cash runway anticipated to fund operations for 18-24 months from closing of reverse merger Partnerships* Significant value driving catalysts anticipated over the next 18 months 4 *Yumanity's ALS drug development program partnered with Merck, oncology drug development program licensed to Genentech and cystic fibrosis drug development program 4 licensed to FAIR Therapeutics will remain with the post-combination organization upon the consummation of the reverse merger between Kineta and Yumanity.

Immune resistance is a major challenge with current cancer therapy Next-generation cancer treatments require: Improving survival for checkpoint Blockade and down-regulation of immune response inhibitor (CPI) non-responders Mechanisms of (70-80%)* T cells lose cancer fighting Cancer Immune function Resistance Reprogramming the immune system to attack cancer Tumor cells are invisible to immune system Integrating innate and adaptive immune responses *Based on publicly available information 5

Kineta pipeline integrates innate and adaptive immunity to address mechanisms of cancer resistance Innate immunity Involved in early detection of cancer Necessary driver for appropriate adaptive immunity Significant cause of cancer resistance Adaptive immunity Most competitor drug development is focused only on T cell adaptive immunity 6

Kineta’s immuno-oncology pipeline aims to address the mechanisms of cancer immune resistance Pre- Drug program Discovery clinical Phase 1 Phase 2 Phase 3 Anticipated Milestones Immuno-suppression: αVISTA mAb 4Q 2022: IND Approval & Initiate Phase 1 Indications: Advanced solid tumors 2Q 2023: Initiate pembrolizumab combo cohort KVA12123 NSCLC, CRC, OC 4Q 2023: Initial Phase 1 data readout Exhausted T-cells: αCD27 mAb 1H 2024: IND filing Indications: Advanced solid tumors 1H 2024: Start Phase 1 clinical study Kineta has also initiated an anti-CD24 antagonist mAb immunotherapy discovery program to address poor tumor immunogenicity in the TME and is working on identifying a lead candidate 7

KVA12123 Potentially differentiated VISTA blocking immunotherapy 8 8

VISTA is a key driver of immunosuppression in the tumor microenvironment • Immunosuppressive protein expressed on myeloid cells • Highly expressed in cold tumors including lung, colon and ovarian cancers • Correlates with poor outcomes in cancer patients • Up-regulated after CPI therapy and associated with treatment failure Melanoma patient survival by VISTA expression increases in melanoma patient 1 2 VISTA expression in tumor-infiltrating immune cells during KEYTRUDA® relapse/progression VISTA Negative VISTA Positive Brown staining in human tumors indicates VISTA expression References: 1. Kuklinski et al. 2018; 2. Kakavand et al. 2017 9

KVA12123: Potentially differentiated VISTA blocking immunotherapy pH Single Agent Tumor Product Development stage Isotype Binding Model Efficacy CRS Cytokine Release Strong No Engineered IgG1 Kineta Start Phase 1 Binds at both physiologic pH single agent tumor growth CRS-associated cytokine mAb that binds to a KVA12123 in Q4 2022 and acidic pH in the TME inhibition and in combination with release or neurotoxicity seen unique epitope PD-1 in preclinical models in preclinical models Curis TNFα, IFNγ, Phase 1 IgG1 Physiologic Moderate CI-8993 IL2, IL-1β Pierre Fabre Phase 1 WO180 Hummingbird Phase 1 IgG4 Physiologic Moderate IL-6 HMBD002 Pharmabcine Preclinical IgG1 Acidic & Physiologic Moderate IFNγ PMC309 Sensei Preclinical IgG1 Acidic Weak TNFα SNS-101 Other discovery stage programs: Apexigen, Five Prime Therapeutics/BMS, xCella Biosciences Empty cells indicate no public data available Kineta data and analysis on file 10

Blocking VISTA can reverse immunosuppression in the TME Reprogrammed TME Immunosuppressed TME Mechanisms of Cancer Immune Resistance Inhibits MDSC (myeloid-derived suppressor cells) Promotes T function eff Enhances NK cell activation Enhances monocyte activation 11

Blocking VISTA with KVA12123 activates both innate and adaptive immune cells Increases HLA-dependent Reduces MDSC-mediated Increases monocyte T cell activation differentiation and activation T cell suppression 1000 HLA-DR, CD80, CD86, CXCL10 150000 3000 750 100000 2000 500 1000 50000 250 0 0 0 KVA12123 KVA12123 NK dependent mechanism of action Enhances NK cell activation (CD56+) + NK - NK Gated NK-Cell Expressing CD137, 24hr 3000 1000 2000 750 500 1000 250 0 0 KVA12123 KVA12123 KVA12123 Kineta data on file 12 IgG1 3ug/ml KVA 12123 0.03ug/ml KVA12123 0.3ug/ml KVA12123 3ug/ml KVA12123 30ug/ml gG1 3ug/ml KVA12123 0.03ug/ml KVA12123 0.3ug/ml KVA12123 3ug/ml I PBMC alone IgG1 KVA12123 PBMC+Mono's IgG1 3ug/ml KVA12123 0.03ug/ml KVA12123 0.3ug/ml KVA12123 3ug/ml IgG1 3ug/ml KVA12123 0.03ug/ml KVA12123 0.3ug/ml KVA12123 3ug/ml IgG1 3ug/ml KVA12123 0.03ug/ml KVA12123 0.3ug/ml KVA12123 3ug/ml HLA-DR MFI HLA-DR MFI Absolute Count of Proliferating cells CD137 MFI IFN (pg/mL)

KVA12123 demonstrates single agent tumor growth inhibition and in combination with PD-1 in preclinical models Combination Therapy Combination Therapy Monotherapy Monotherapy Colon Carcinoma Model MC38* Bladder Cancer Model MB49* Bladder Cancer Model MB49 T Cell Lymphoma Model EG7 hVISTA KI mice hVISTA KI mice hVISTA KI mice hVISTA KI mice Mean Tumor Volume Mean Tumor Volume Mean Tumor Volume Mean Tumor Volume Mean Tumor Volume Mean Tumor Volume 1500 Mean Tumor Volume Mean Tumor Volume Human IgG1 3000 IgG Control KVA12.1 2000 2000 Control ms IgG2a Control ms IgG2a KVA12.2a Anti-mPD1 KVA-12.2a Anti-mPD1 KVA-12.2a KVA12.1/anti-mPD1 Combo KVA12.2a / Anti-mPD-1 1000 1500 1500 2000 1000 1000 500 1000 500 500 0 0 0 0 0 5 10 15 20 25 0 2 4 6 8 10 12 14 16 18 20 22 24 26 0 2 4 6 8 10 12 14 16 18 20 22 24 26 0 10 20 30 40 Days Post Implantation Days Post Implantation Days Post Implantation Days Post Implantation Tumor Growth Inhibition Tumor Growth Inhibition Tumor Growth Inhibition Tumor Growth Inhibition Anti-VISTA: 75% Anti-VISTA: 35-42% Anti-VISTA: 40% Anti-VISTA: 66% Anti-PD1: 42-60% Anti-PD1: 67% Combo: 68% Combo: 85% *Combination therapy studies used sub-optimal doses of each agent KVA12.2a: mouse isotype equivalent of KVA12123 Kineta data on file 13 3 Avg. Tumor Volume (mm ) 3 Avg. Tumor Volume (mm ) 3 Tumor Volume (mm ) 3 Avg. tumor volume (mm )

KVA12123 was observed to be well-tolerated in NHP toxicology studies No No change in CRS cytokine No treatment-related mortality levels (IL6 or TNFα) findings Well No overt clinical signs tolerated or weight loss Kineta has completed multiple, single and repeat-dose toxicology studies in NHP with doses of KVA12123 up to 100 mg/kg Kineta data on file 14

Clinical applications for KVA12123 are primarily focused on solid tumors with high levels of VISTA expression Lung Colon Ovary 20x 20x 20x Brown staining in human tumors indicates VISTA expression Kineta data on file 15 Human Tumor Normal

Phase 1 dose escalation study monotherapy and in combination with pembrolizumab in advanced solid tumors Patient population: Patients with advanced solid tumors Primary objectives: Safety and tolerability, Recommended Phase 2 dose (RP2D) or maximum tolerated dose (MTD) of KVA12123 Secondary objectives: Pharmacokinetics, Immunogenicity, Tumor response in subjects with advanced solid tumors per iRECIST (ORR) Exploratory objectives: Biomarker and receptor occupancy Part B Part A Planned dose levels for single-agent KVA12123 dose escalation Planned dose levels for KVA12123 dose escalation monotherapy in combination with pembrolizumab IV=intravenous; Q2W=every 2 weeks (KVA12123) IV=intravenous; Q2W=every 2 weeks (KVA12123); Q6W=every 6 weeks (pembro) 3 10 30 100 300 1000 30 100 300 1000 mg mg mg mg mg mg mg mg mg mg 3-6 subjects 3-6 subjects 1-6 subjects in each cohort in each cohort in each cohort The KVA12123 study is a Phase 1/2 clinical trial. Part A and Part B are presented above. Part C and Part D are Phase 2 expansion cohorts and will enroll patients with tumor types defined in Part A and Part B 16

1 Large commercial market NSCLC 980K annual new opportunity in initial patients $31.8B market indications in solid tumors for KVA12123 2 2.7M Colorectal cancer annual new patient population 1.1M annual new patients $10.3B market $48B market opportunity 3 Ovarian cancer 660K annual new patients $5.9B market Source: 1. NSCLC Globaldata: Global drug forecast and market analysis to 2028 2. CRC Globaldata: Global drug forecast and market analysis to 2028 17 3. OC Globaldata: Global drug forecast and market analysis to 2028

Anti-CD27 agonist mAb immunotherapy 18 18

Anti-CD27 agonist antibodies can drive tumor growth inhibition as a monotherapy and in combination with CPIs Monotherapy Combination Therapy Combination Therapy 1 2 3 CT26 Colorectal Cancer BCL-1 B cell lymphoma B16-BL6 Melanoma References: 1. He et al. J. Immunol 2013 2. Turaj et al. Cancer Cell 20173. Buchan et al. Clin. Cancer Research 2018 19

Anti-CD27 agonist to address exhausted T cell mechanism of cancer immune resistance Exhausted T cells CD27 Antigen CD27+ presenting cells naive T cell Antigen presentation Tumor Exhausted T cells Microenvironment Central Mechanisms Tumor with limited Memory T cell cells of Cancer antigen recognition population CD27 CD27 Immune CD27+ Resistance NK cell CD27 agonist has the potential to generate new populations of functional anti-tumor immune cells Tumor T cell proliferation T cell activation and CD27+ cell cytokine signaling naive T cell Anti-CD27 CD27 Agonist antibody Activates and induces the maturation and migration of naïve T cells. Antigen Secretion of New population of T cells Tumor cell presentation Proinflammatory with expanded repertoire destruction Drives the diversification of the T cell repertoire cytokines of antigen recognition Enhances NK cell activation Tumor CD27 cell NK cell activation and Activates low affinity antigens cytokine signaling © 2022, Kineta, Inc. All rights reserved 20

Lead anti-CD27 mAb demonstrates robust agonist activities on T and NK cells in in vitro studies Increases T cell proliferation and activation Increases NK cell activation CD69+ CD56 CD16 NK cells dim bright TNF -Secretion CD69+ CD56dim CD16bright NK cells T cell Proliferation IFNγ - Secretion TNFα - Secretion IFN -Secretion T cell Proliferation 2.5 2.5 3 25 Iso. Ctrl 2.0 2.0 CD27h03310 20 2 1.5 1.5 Varlilumab 15 1.0 1.0 1 10 0.5 0.5 0.0 5 0.0 0 0 Antibody Concentration (10ug/mL) 1_5 OKT3/CD28 Kineta data on file 21 Iso. Ctr CD27 03310 r u b l h Va lil ma Iso.Ctrl CD27h03310 Varlilumab Iso.Ctrl CD27h03310 Varlilumab Iso.Ctrl CD27h03310 Varlilumab Fold change over hIgG1 Fold change over hIgG1 Fold change over hIgG1 Freq of CD69+ cells

Lead anti-CD27 agonist mAb demonstrates single agent tumor growth inhibition (TGI) in preclinical models Monotherapy Monotherapy B Cell Lymphoma Model Raji in Scid mice T Cell Lymphoma Model EG7 in huCD27 KI mice Mean Tumor Volume Mean Tumor Volume Mean Tumor Volume Mean Tumor Volume 2000 hIgG1 10mg/kg mIgG2a 10mg/kg 1500 CD27h03310 10mg/kg 1500 CD27h03323 10mg/kg 1000 1000 500 500 0 0 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 0 2 4 6 8 10 12 14 16 18 20 Days post implantation Days post implantation Kineta data on file 22 3 Avg. tumor volume (mm ) 3 Avg. tumor volume (mm )

Strategic partnerships provide potential for a significant revenue stream Ongoing collaborations KCP506 for chronic Neuromuscular Program neuropathic pain diseases-ALS (Kineta) (Yumanity) Partner Up to $359M in milestones Up to $530M in milestones Key deal terms Received $21M in development funding Royalties on net sales since inception Research collaboration High single digits to & license agreement low teens royalties Research collaboration, option & license agreement Yumanity's ALS drug development program partnered with Merck, oncology drug development program licensed to Genentech and cystic fibrosis drug development program licensed to FAIR Therapeutics will remain with the post-combination organization upon the consummation of the reverse merger between Kineta and Yumanity. 23

Significant catalysts anticipated over next 18 months 2H 2022 2023 1H 2024 4Q: KVA12123 1Q: αCD27 mAb 1H: KVA12123 Clinical collaboration with Merck Initiate IND enabling studies Phase 1 consolidated safety data (KEYTRUDA® drug supply agreement) readout 2Q: KVA12123 1H: αCD27 mAb 4Q: KVA12123 Initiate pembro combination cohorts IND filing IND Approval 3Q: Merck Partnership (ALS) 1H: αCD27 mAb 4Q: KVA12123 Preclinical research milestone Initiate Phase 1 clinical study Initiate Phase 1 clinical study in advanced solid tumors 4Q: KVA12123 1H: αCD24 mAb Phase 1 initial data readout Nominate candidate 4Q: Genentech Partnership (KCP506) Initiate IND enabling studies Phase 1 SAD/MAD/Pilot HEMP 4Q: Genentech Partnership (KCP506) milestone Genentech option 4Q: Merck Partnership (ALS) Preclinical research milestone 24

Experienced leadership team Craig Philips Shawn Iadonato, PhD President Chief Executive Officer Keith Baker Thierry Guillaudeux, PhD Chief Financial Officer Chief Scientific Officer Jacques Bouchy Pauline Kenny EVP Investor Relations General Counsel & Business Development 25

Kineta is developing next-generation immunotherapies that address cancer immune resistance KVA12123: Potentially differentiated VISTA blocking immunotherapy expected to enter the clinic in 4Q 2022 Immuno- Monoclonal antibody (mAb) programs targeting CD27 and CD24 oncology Pipeline Large market opportunity in solid tumors KA listing on Nasdaq expected in 4Q 2022 following planned reverse merger close with Yumanity Therapeutics Strong Anticipated $10M in Yumanity + $30M PIPE financing committed from existing investors financial position Cash runway anticipated to fund operations for 18-24 months from closing of reverse merger Partnerships* Significant value driving catalysts anticipated over the next 18 months 26 *Yumanity's ALS drug development program partnered with Merck, oncology drug development program licensed to Genentech and cystic fibrosis drug development program 26 licensed to FAIR Therapeutics will remain with the post-combination organization upon the consummation of the reverse merger between Kineta and Yumanity.

Developing next generation immunotherapies for cancer patients www.kinetabio.com I ir@kineta.us 27 27

Appendix

The magnitude of impact from cancer is enormous US Cancer Statistics 2022 Ten Leading Cancer Types for the Estimated New Cancer Cases and Deaths by Sex, United States, 2022. Estimates are rounded to the nearest 10 and exclude basal cell and squamous cell skin cancers and in situ carcinoma except urinary bladder. Ranking is based on modeled projections and may differ from the most recent observed data. * In the US alone, over 1.9 million new cases of cancer are diagnosed each year with over 609,000 deaths 29

PiiONEER™ platform powered by proprietary innate immunity technologies Kineta PiiONEER™ Platform Fully human Target engineered Biology antibodies • Fully human engineered mAbs Nominated • Proprietary innate immune screening and candidate immuno-profiling technologies • Specialized tumor modeling 30

KVA12123 binds at physiologic and acidic pH ELISA Octet Various pH Association and Dissociation 0.5 pH 7.0 pH 6.0 pH 6.5 0.4 pH 7.4 0.3 KVA12123 pH 6.0 0.2 KVA12123 pH 6.5 KVA12123 pH 7.0 KVA12123 Ph 7.4 0.1 0 0 50 100 150 200 250 300 350 400 450 500 550 600 Time (s) Binding studies by ELISA and Octet demonstrate rapid on-rate and slow off-rate from pH7.4 to pH6.0 Kineta data on file 31 nm

KVA12123: No CRS-associated cytokine release seen in preclinical models in NHP toxicology studies 30 mg/kg dose 100 mg/kg dose IL-6 IL-6 30 mpk dosing 100 mpk dosing 250 250 KVA12123 (30 mg/kg) KVA12123 (100 mg/kg) 200 200 150 150 100 100 50 50 0 0 Hours Hours TNFa TNFa 100 mpk dosing 30 mpk dosing 250 250 KVA12123 (100 mg/kg) KVA12123 (30 mg/kg) 200 200 150 150 100 100 50 50 0 0 Hours Hours 32 TNFα IL-6 Analyte Conc. (pg/mL) Analyte Conc. (pg/mL) 0 0 0.083 1 0.083 6 12 1 24 72 96 6 144 168 12 216 264 24 336 Analyte Conc. (pg/mL) Analyte Conc. (pg/mL) 0 0 0.083 0.083 1 1 6 6 12 12 24 24 72 72 96 96 144 144 168 168 216 216 264 264 336 336